December 20, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (330) 471–4041

Mr. James W. Griffith
Chief Executive Officer
Timken Co.
1835 Dueber Avenue, SW
Canton, Ohio 44706

> **Re: Timken Co.**
> **Definitive 14A**
> **Filed on March 23, 2007**
> **File Number 001-01169**

Dear Mr. Griffith:

We have reviewed your response letter dated November 26, 2007 and have the following comments. Please respond to our comments by January 15, 2007 or tell us by that time when you will provide us with a response. If the comments requests revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to comment number 3. Please respond by explaining what you mean by "disclosure would result in competitive harm." For example, please describe with respect to the requirements of Schedule 14A the disclosure of which would result in competitive harm.

2. We note your response to comment number 7. Please confirm that you will include similar disclosure in future filings.

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel